Filed Pursuant to Rule 433

Registration No. 333-211220

May 9, 2016

Burlington Northern Santa Fe, LLC

$750,000,000 3.900% Debentures due August 1, 2046

Final Term Sheet

Issuer:	Burlington Northern Santa Fe, LLC

Ratings (Moody’s /S&P)*:	A3 (stable) / A (stable)

Note Type:	Senior Unsecured Debentures

Offering Format:	SEC Registered

Trade Date:	May 9, 2016

Settlement Date**:	May 16, 2016 (T+5)

Maturity Date:	August 1, 2046

Final Terms
Principal Amount:	$750,000,000 aggregate principal amount of the 3.900% Debentures due 2046

Benchmark Treasury:	UST 3.000% due November 15, 2045

Benchmark Treasury Yield:	2.615%

Re-offer Spread:	T + 133 bps

Re-offer Yield:	3.945%

Coupon:	3.900%

Price to Public:	99.199%

Coupon Dates:	February 1 and August 1

First Coupon Date:	February 1, 2017

Make-Whole Call:	T + 20 bps (at any time before February 1, 2046)

Par Call:	At any time on or after February 1, 2046

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	12189L AZ4 / US12189LAZ40

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Debentures against payment therefor in New York City on or about May 16, 2016, which will be the fifth business day following the date of the prospectus supplement and of the pricing of the Debentures. Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the pricing date or the next succeeding business day will be required by virtue of the fact that the Debentures initially will settle in five business days (T+5) to specify alternative settlement arrangements to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1 (800) 831-9146 or calling Goldman, Sachs & Co. at 1 (866) 471-2526 or calling J.P. Morgan Securities LLC collect at (212) 834-4533.